UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    July 30, 2012

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Issuance of Stock Compensation-Type Stock Options (Stock Acquisition Rights)

Tokyo, July 30, 2012 — Sumitomo Mitsui Financial Group, Inc. (the “Company”) hereby announces that the board of directors of the Company at the meeting held today resolved that stock compensation-type stock options (stock acquisition rights) be issued to directors (excluding outside directors), corporate auditors (excluding outside corporate auditors) and executive officers of the company and Sumitomo Mitsui Banking Corporation (“SMBC”), a subsidiary of the company, in accordance with Article 238 and 240 of the Corporation Law as follows.

1.	The reason for issuing Stock Acquisition Rights as Stock Options

The purposes of issuing the stock acquisition rights as stock options for directors and executive officers of the Company and SMBC are to encourage them to further contribute to grow the Company and thereby increase its share price. The purposes for corporate auditors of the Company and SMBC are to encourage them to conduct audit and research for increasing its corporate value.

2.	Details of Issuance of Stock Acquisition Rights
(1)	Name of the stock acquisition rights
Sumitomo Mitsui Financial Group, Inc. Stock Acquisition Rights (3rd series)

(2)	Aggregate number of stock acquisition rights 2,805

The aggregate number as described above is the number of planned allotments. If the number of the stock acquisition rights to be allotted is decreased due to no subscription for some of the rights, etc., then the aggregate number of the stock acquisition rights to be issued shall be equal to the number of the stock acquisition rights to be allotted.

(3)	Class and number of shares to be issued upon exercise of stock acquisition rights

Class of shares to be issued upon exercise of stock acquisition rights shall be common stock of Sumitomo Mitsui Financial Group, Inc., and the number of shares to be issued upon exercise of each stock acquisition right (hereinafter referred to as the “Number of Shares Granted”) shall be 100. Provided, however, that in case the Company carries out a share split (including the gratis allotment of common stock of the Company; the same applies to following references to the share split) or share consolidation after the date of allotment of the stock acquisition rights (hereinafter referred to as the “Allotment Date”) as defined in (13) below, the Number of Shares Granted shall be adjusted according to the following formula, with the resulting fractions of less than one share occurring upon such adjustment rounded down.

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	X	Ratio of share split or share consolidation

In the case of a share split, the Number of Shares Granted after adjustment shall apply from the day immediately following the record date (or effective date when no record date is specified) of the said share split. Whereas, in the case of a share consolidation, the Number of Shares Granted after adjustment shall apply from the day the share consolidation becomes effective. Provided, however, that in cases where the Company conducts a share split conditional on approval at a General Meeting of Shareholders of the Company of a proposal to reduce surplus and increase capital stock or capital reserve, and the record date for the share split shall be the day prior to the day on which said shareholders’ meeting closes, the Number of Shares Granted after adjustment shall retroactively apply from the day immediately following the applicable record date, from the day immediately following the day the applicable shareholders’ meeting closes.

In cases where the Company carries out a merger or demerger after the Allotment Date, or any other cases where it is necessary to adjust the Number of Shares Granted, the Company may make appropriate adjustment to the Number of Shares Granted within a reasonable range.

When the Number of Shares Granted is adjusted, the Company shall notify the pertinent details to persons holding stock acquisition rights listed in the register of stock acquisition rights (hereinafter referred to as the “Stock Acquisition Right Holder”) or give public notice no later than the day immediately preceding the day the Number of Shares Granted after adjustment becomes effective. Provided, however, that in cases where the Company cannot issue such a notice or a public notice by the day immediately preceding the said effective date, it will do so immediately thereafter.

(4)	Value of assets to be contributed upon exercise of stock acquisition rights

The value of assets to be contributed upon exercise of stock acquisition rights shall be the exercise price of ¥1 per share to be delivered upon exercise of each stock acquisition right, multiplied by the Number of Shares Granted.

(5)	Exercise period of Stock Acquisition Rights
From August 15, 2012 to August 14, 2042

(6)	Matters concerning increase in capital stock and capital reserve by the issuance of shares upon exercise of stock acquisition rights

1)

Amount of increase in capital stock by issuing shares upon exercise of stock acquisition rights shall be half of the upper limit of capital increase as calculated pursuant to the provisions of Article 17, Paragraph 1 of the Ordinance for Corporate Accounting, with the resulting fractions of less than one yen occurring upon such calculation shall be rounded up to the nearest yen.

2)

Amount of increase in capital reserve by issuing shares upon exercise of stock acquisition rights shall be the upper limit of capital increase as described in 1) above less the amount of increase in capital stock set out therein.

(7)	Restriction on acquisition of stock acquisition rights by transfer
Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(8)	Conditions for acquisition of stock acquisition rights

In case that a resolution for the approval of any of the proposals 1), 2), 3), 4), or 5) below is adopted at the General Meeting of Shareholders of the Company (or at a meeting of the Board of Directors of the Company if resolution at a General Meeting of Shareholders is not required), the Company may acquire the stock acquisition rights without consideration as at the date determined by the Board of Directors of the Company.

1)	Proposal for approval of a merger agreement under which the Company shall be a dissolving company
2)	Proposal for approval of a demerger agreement or demerger plan under which the Company shall be a split company
3)	Proposal for approval of a share exchange agreement or share transfer plan under which the Company shall be a wholly-owned subsidiary
4)	Proposal for approval of amendment to the Articles of Incorporation that stipulate the requirement of approval of the Company on acquisition of any of the shares issued by the Company by transfer
5)

Proposal for approval of amendment to the Articles of Incorporation that stipulate (i) the requirement of approval of the Company on acquisition of class of shares to be issued upon exercise of stock acquisition rights by transfer or (ii) the provisions that allow the Company to acquire all of the shares of said class by a resolution at a General Meeting of Shareholders

(9)	Matters concerning the details of the delivery of stock acquisition rights under Organizational Restructuring

In the event the Company merges (limited to cases where the Company becomes a dissolving company), performs an absorption-type demerger or an incorporation-type demerger (only if the Company becomes the split company), or conducts a share exchange or a share transfer (only if the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as “Organizational Restructuring”), stock acquisition rights of a corporation described in Article 236, Paragraph 1, Item 8, (a) through (e) of the Companies Act of Japan (hereinafter referred to as “Succeeding Company”) shall be granted to each Stock Acquisition Right Holder who is holding stock acquisition rights remaining unexercised (hereinafter referred to as “Remaining Stock Acquisition Rights”) immediately before the date when Organizational Restructuring takes effect (refers to the date when absorption-type merger takes effect, the date on which the company incorporated through the incorporation-type merger, the date when absorption-type demerger takes effect, the date on which the company incorporated through the incorporation-type demerger, the date when share exchange takes effect, or the date when the wholly-owning parent company is established by share transfer). Provided, however, that the foregoing shall apply only to cases in which the delivery of stock acquisition rights of the Succeeding Company in accordance with the following conditions is stipulated in the absorption-type merger agreement, the incorporation-type merger agreement, the absorption-type demerger agreement, the incorporation-type demerger plan, the share exchange agreement or the share transfer plan.

1)	Number of stock acquisition rights of the Succeeding Company to be delivered
The Company shall deliver stock acquisition rights the number of which shall equal the number of Remaining Stock Acquisition Rights held by the Stock Acquisition Right Holders
2)	Class of shares of the Succeeding Company to be issued upon exercise of stock acquisition rights Common stock of the Succeeding Company
3)	Number of shares of the Succeeding Company to be issued upon exercise of stock acquisition rights
To be decided according to (3) above after taking into consideration the conditions etc. of the Organizational Restructuring.
4)	Value of the assets to be contributed upon exercise of stock acquisition rights

The value of the assets to be contributed upon exercise of each stock acquisition right shall be the amount obtained by the amount to be paid after restructuring as stipulated below multiplied by the number of shares of the Reorganized Company to be issued upon exercise of the stock acquisition rights as determined in accordance with 3) above. The amount to be paid after restructuring shall be ¥1 per share of the Succeeding Company that shall be delivered upon the exercise of each stock acquisition right to be delivered.

5)	Exercise period of stock acquisition rights

Starting from the later of either the commencement date of the exercise period of stock acquisition rights as stipulated in (5) above, or the date on which the Organizational Restructuring becomes effective and ending on the expiration date for the exercise of stock acquisition rights as stipulated in (5) above.

6)	Matters concerning increase in capital stock and capital reserve to be increased by the issuance of shares upon exercise of stock acquisition rights
To be determined in accordance with (6) above.
7)	Restriction on acquisition of stock acquisition rights by transfer
Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Succeeding Company.
8)	Conditions for acquisition of stock acquisition rights
To be determined in accordance with (8) above.
9)	Other terms and conditions of exercising stock acquisition rights
To be determined in accordance with (11) below.

(10)	Rules pertaining to fractions of less than one share arising from the exercise of stock acquisition rights
Fractions of less than one share in the number of shares to be delivered to Stock Acquisition Right Holders who exercised stock acquisition rights shall be rounded down.

(11)	Other terms and conditions of exercising stock acquisition rights
1)

A Stock Acquisition Right Holder may exercise stock acquisition rights within the period set forth in (5) above, and from the time when they do not have any positions either as a Director, a Corporate Auditor or an Executive Officer of the Company or Sumitomo Mitsui Banking Corporation (hereinafter referred to as “SMBC”) (hereinafter referred to as the “Exercise Commencement Date”). Provided, however, that the Stock Acquisition Right Holder may exercise his/her stock acquisition right only before 20 years have passed from the Exercise Commencement Date.

2)

Regardless of 1) above, a Stock Acquisition Right Holder may exercise his/her stock acquisition right in cases specified in A. or B. below, so long as this is done within the period as set forth in (5) above and specified in A. or B. below. Provided, however, that in case of B. below, cases where stock acquisition rights of the Succeeding Company are delivered to Stock Acquisition Right Holders in accordance with (9) above in a merger agreement, a share exchange agreement or share transfer plan shall be excluded.

A.	In the event the Stock Acquisition Right Holder does not have the Exercise Commencement Date by August 14, 2041.
From August 15, 2041 to August 14, 2042
B.

In the event that the approval of any of the proposals of, a merger agreement under which the Company shall be a dissolving company, or a share exchange agreement or share transfer plan under which the Company shall be a wholly-owned subsidiary, is resolved at a General Meeting of Shareholders (or at a meeting of the Board of Directors of the Company if resolution at a General Meeting of Shareholders is not required).

A period of 15 days beginning on the day immediately following such date of resolution
3)	In the event that a Stock Acquisition Right Holder relinquishes his/her rights, such rights cannot be exercised.

(12)	Method for calculating the amount to be paid upon allocation of stock acquisition rights

The amount to be paid upon allocation of each stock acquisition right shall be the option price per share calculated based on the following figures from 2) to 7) according to the formula of the Black-Scholes model, multiplied by the Number of Shares Granted, with fractions of less than one yen being rounded up to the nearest yen.

Here,

1)	Option price per share (C)
2)	Share price (S):	the closing price of the common stock of the Company in regular trading on the Tokyo Stock Exchange on August 15, 2012 (or, when there is no such closing price, base price for the next trading day)
3)	Exercise price (X): ¥1

4)	Expected remaining period (T):	4 years

5)	Volatility ( ):	volatility of share price calculated based on the closing price of the common stock of the Company in regular trading on each trading day for 4 years (from August 16, 2008 to August 15, 2012).

6)	Risk-free interest rate (r):	The interest rate on Japanese government bonds with remaining years corresponding to the expected remaining period.

7)	Dividend yield (q):	Dividend per share (expected amount of dividend to be paid for the fiscal year ending March, 2013) divided by the share price as set forth in 2) above.
8)	Cumulative distribution function of the standard normal distribution (N(•))

The option price to be calculated as described above is a fair value of the stock acquisition rights. Accordingly, the issuance of the stock acquisition rights is not an issuance of shares with favorable terms. The monetary remuneration claims of the person who will be allotted the stock acquisition rights against the Company and their obligations to pay for the allotment of the stock acquisition rights will be offset.

(13)	Date of allotment of the stock acquisition rights
August 15, 2012

(14)	Date of payment of consideration in exchange of the stock acquisition rights
August 15, 2012

(15)	Section to receive requests for exercise of the Stock Acquisition Rights
The Company’s Human Resources Department, or such other section in charge of such business from time to time.

(16)	Payment location upon exercise of the stock acquisition rights
SMBC Main Office, or successor of the bank or successor of the branch, if any, from time to time.

(17)	Persons to be allotted stock acquisition rights, number of persons, and number of stock acquisition rights to be allotted

Persons to be allotted	Number of persons	Number of Stock Acquisition Rights
Directors, Corporate Auditors and Executive Officers of the Company	14	173
Directors, Corporate Auditors and Executive Officers of SMBC	71	2,632
Total	85	2,805

(18)	Details in case of issuance of warrants
There will be no issuance of warrants.